

August 21, 2009

Mr. Wei Li
Chief Executive Officer
Kiwa Bio-Tech Products Group Corporation
310 N. Indian Hill Blvd., #702
Claremont, CA 91711

> **Re: Kiwa Bio-Tech Products Group Corporation**
> **Preliminary Proxy Statement Filed July 29, 2009**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed May 18, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed June 15, 2009**
> **File No. 0-33167**

Dear Mr. Li:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   A number of the comments we raise in this letter are similar to comments that we raised less than one year ago in the course of reviewing your previous proxy statement filing. You will expedite the processing of each of your filings if you ensure that you have addressed all issues and comments the staff previously raised in all related reviews.

Preliminary Proxy Statement Filed July 29, 2009

Proposal 1 – Election of Directors, page 4

2.   Provide complete five year biographical sketches, without any gaps or
        ambiguities with regard to time or as to positions held during the five years. For
        example, in the Lianjun Luo and Yunlong Zhang sketches on page 5, you do not
        indicate their principal occupation and employment after 2008. See Item 401(e)
        of Regulation S-K.

Audit Committee Functions, page 7

3.   Provide the disclosure that Item 407(d)(3) of Regulation S-K requires, including
        the names of all members pursuant to Item 407(d)(3)(ii).

Proposal 3 – Approval of Increase in Authorized Shares of Common Stock, page 11

4.   We note your statement that "[t]he additional shares of common stock that we are
        seeking authorization for may be used for such corporate purposes as the Board of
        Directors may determine from time to time to be necessary or desirable. … One
        of these purposes … is to maintain sufficient shares to meet the reserve
        requirements 6% Secured Convertible Notes." State explicitly whether you
        intend to create a reserve for the potential issuance of shares for the 6% Secured
        Convertible Notes, and if so, disclose how many of the additional shares of
        common will be used for that purpose. Also disclose explicitly whether you have
        any current plans, understandings or agreements to use any of the remaining
        shares. We may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

5.   We note that your Form 10-K for the fiscal year ended December 31, 2008, and
        your Form 10-Q for the period ended March 31, 2009, both were filed
        significantly late. Please explain to us the reason(s) for the lateness of the filings,
        and advise us as to your efforts to ensure that your periodic reports are filed on a
        timely basis going forward.

6.   Also, where applicable, give effect to both of the following two comments in the
        context of the Form 10-Q insofar as the issues also impact the disclosure you
        provide in the Form 10-Q for the period ended March 30, 2009.

7. In that regard, for example, it is unclear how your officers were able to conclude, as indicated on page 26 of the Form 10-Q, that your disclosure controls and procedures "were effective and designed to ensure that {all required material information} is … reported within the time periods specified" by the Commission's rules and forms. Please explain that conclusion to us in greater detail.

Controls and Procedures, page 42

8. We note your statements here that "our CEO and CFO have concluded that, as of December 31, 2008, our disclosure controls and procedures were ineffective" and that "management identified deficiencies that were determined to be a material weakness." By contrast, in your Form 10-Q for the fiscal quarter ended March 31, 2009, you state that your CEO and CFO "concluded that … our disclosure controls and procedures were effective" and that "[t]here were no changes in the Company's internal control over financial reporting during the quarter ended March 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting." Please explain to us what changes were made between December 31, 2008 and March 31, 2009 to make disclosure controls and procedures effective and to eliminate the material weaknesses. We may have additional comments.

Executive Compensation, page 47

9. Ensure that you file as exhibits to your Exchange Act periodic reports all required material contracts, including agreements relating to executive compensation. For example, by way of illustration only, the exhibit list for your Form 10-K should include the following documents, as described on page 48: employment agreement with Wei Li; employment agreement with Lianjun Luo; and employment agreement with Steven Ning Ma.

10. We refer you generally to Items 402(l) through 402(r) of Regulation S-K, which you may choose to use as a smaller reporting company. See also Release No. 33-8876, "Smaller Reporting Company Regulatory Relief and Simplifications."

11. On page 47, you state that "[t]he Company had no officers or directors whose total annual salary and bonus during either 2008 or 2007 exceeded $100,000." In your Summary Compensation Table on page 48, you include as named executive officers Messrs. Li and Luo. Elsewhere, in other tables, you include additional persons. Please review the rules set forth under Item 402(m)(2) of Regulation S-K and its Instructions regarding identifying the named executive officers for a smaller reporting company, and revise as necessary.

Summary Compensation Table, page 48

12.   If the amount that currently appears in the "Bonus" column for Mr. Luo for 2007
        is an annual performance bonus that was intended to serve as an incentive for
        performance to occur over a year, it appears to belong in the "Non-Equity
        Incentive Plan Compensation" column rather than the "Bonus" column. See the
        definitions of "plan" and "incentive plan" in Items 402(m)(5)(ii) and (iii) of
        Regulation S-K.

Narrative disclosure accompanying the Summary Compensation Table, page 48 –
Employment Contracts and Termination of Employment and Change of Control
Agreements

13.   You state in the narrative disclosure accompanying the Summary Compensation
        Table that "[t]here are no compensatory plans or arrangements with respect to a
        named executive officer that would result in payments or installments in excess of
        $100,000 upon the resignation, retirement or other termination of such executive
        officer's employment with us or from a change-in-control." Item 402(q) of
        Regulation S-K requires the disclosure of any material terms regarding retirement
        benefits, severance arrangements or change in control arrangements, but it does
        not provide for a materiality threshold of $100,000. Please revise accordingly.

Report of Independent Registered Public Accounting Firm, page F-1

14.   We note that the audit report is unsigned and does not identify the auditor that is
        giving the report. Please provide a signed audit report that identifies the auditor.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Norman Gholson at (202) 551-3237 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director